Kaival Brands Innovations Group, Inc.

4460 Old Dixie Highway

Grant-Valkaria, Florida 32949

VIA EDGAR

December 12, 2023

U.S. Securities & Exchange Commission

Division of Corporation Finance, Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	Kaival Brands Innovations Group, Inc. Registration Statement on Form S-1 Filed November 20, 2023 File No. 333-275653

Dear Ms. Wall:

Kaival Brands Innovations Group, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2023 regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on November 20, 2023.

For your convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In addition, we have made disclosure changes based on the Staff’s comments in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) which has been filed with the Commission concurrently with the transmission of this response letter.

Registration Statement on Form S-1

General

1.	We note your disclosure on the cover page and page 66 that GoFire “may be deemed” an underwriter within the meaning of the Securities Act of 1933. Please revise this disclosure to state that GoFire is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act. In this regard, it appears GoFire is engaged in a distribution of the registrant's securities. Please make conforming revisions on the cover page and in the plan of distribution.

We acknowledge the Staff’s comment and have made changes accordingly on the cover page and in the plan of distribution section of the prospectus contained in Amendment No. 1.

2.	Please provide the information required by Item 507 of Regulation S-K for GoFire and revise the plan of distribution to clearly indicate GoFire's role in the resale in accordance with Item 508.

We have provided the additional disclosures requested by the Staff in Amendment No. 1.

We thank the Staff for its review of the foregoing and Amendment No. 1. If you have further comments, or should you need to discuss these matters further, please feel free to contact to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Eric Mosser
Eric Mosser President and Chief Executive Officer Kaival Brands Innovations Group, Inc.

cc:	Lawrence A. Rosenbloom, Esq.